STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of May 15, 2009, is made by and among Sanra Laboratories, LLC, a Pennsylvania limited liability company (the "Buyer"), Parkway Clinical Laboratories, Inc., a Pennsylvania corporation (the "Company"), and Rosetta Genomics Inc., a Delaware corporation, the sole stockholder of the Company (the "Stockholder").

RECITALS

WHEREAS, the Stockholder owns all of the issued and outstanding shares of capital stock of the Company, which consists solely of 800 shares (the "Company Shares") of common stock, $0.01 par value per share, of the Company (the "Common Stock"); and

WHEREAS, subject to the terms and conditions set forth herein, the Stockholder desires to sell to the Buyer, and the Buyer desires to purchase from the Stockholder, all of the Company Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, each of the Buyer, the Company and the Stockholder hereby agrees as follows:

ARTICLE I

PURCHASE AND SALE OF COMPANY SHARES

1.1 Purchase and Sale of Company Shares. On the terms set forth in this Agreement, the Stockholder hereby sells, assigns, transfers and delivers to the Buyer, and the Buyer hereby purchases, acquires and accepts from the Stockholder, all of the Company Shares, free and clear of all Liens, effective as of the date first written above (the "Closing Date"). On the Closing Date, the Stockholder has delivered to the Buyer a certificate or certificates representing all of the Company Shares, together with stock powers duly executed in blank. Any sales, transfer or similar Taxes in connection with the transactions contemplated hereby shall be borne and paid by the Buyer.

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price; Payment.

(a) The purchase price (the "Purchase Price") for the Company Shares shall be an amount equal to fifteen percent (15%) of the Company's gross cash receipts (the "Company Revenues") received during the period commencing on the date of this Agreement and continuing through and including April 30, 2015 (the "Measurement Period"), whether such Company Revenues are received from or with respect to clients of the Company as of the date hereof or clients gained by the Company after the date hereof; provided, however that the

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Purchase Price shall in no event exceed Two Million Five Hundred Thousand Dollars ($2,500,000) (the "Purchase Price Cap"); and provided further, that if the aggregate amount paid pursuant to this Section 2.1(a) during the Measurement Period does not equal at least Seven Hundred Fifty Thousand Dollars ($750,000) (the "Minimum Purchase Price"), the Buyer shall deliver to the Stockholder (at the same time as payment of the amount due on May 10, 2015), by wire transfer of immediately available funds, an amount equal to the difference between the Minimum Purchase Price and the amount actually paid to the Stockholder by the Buyer during the Measurement Period pursuant to this Section 2.1(b).

(b) Subject to the Purchase Price Cap, no later than the tenth (10th) day of each quarter (each such date a "Payment Date"), beginning on August 10, 2009 and continuing through May 10, 2015, the Buyer shall deliver to the Stockholder, by wire transfer of immediately available funds, an amount equal to fifteen percent (15%) of the Company Revenues received during the immediately preceding quarter.

(c) Along with each payment made pursuant to Sections 2.1(a) and (b) hereof, the Buyer shall deliver to the Stockholder a written notice setting forth the Buyer's calculation of the Company Revenues with respect to the applicable payment period (the "Payment Calculation"). The Stockholder shall have the right to review the Payment Calculation for a period of sixty (60) days following the delivery of the Payment Calculation by the Buyer (the "Review Period"). The Buyer shall make the books and records used in preparing the Payment Calculation available to the Stockholder at reasonable times and upon reasonable notice following the delivery of the Payment Calculation by the Buyer to the Stockholder hereunder. The Stockholder shall have the right to object to the Payment Calculation by notifying the Buyer in writing (the "Payment Calculation Disagreement Notice") of such objection (and the details thereof) prior to the expiration of the Review Period.

(d) If the Stockholder delivers a Payment Calculation Disagreement Notice to the Buyer prior to the expiration of the Review Period, the Stockholder and the Buyer shall, during the thirty (30) day period following the delivery of the Stockholder's objection, attempt in good faith to resolve the matters to which the Stockholder objected. In the event the Stockholder and the Buyer cannot resolve all of such matters by the end of such thirty (30) day period, such parties shall promptly engage an independent public accounting firm (the "Independent Accountants") to resolve any items not resolved by the Stockholder and the Buyer. The parties shall require the Independent Accountants, within thirty (30) days thereafter, to resolve the matters objected to by the Stockholder and not resolved by the Stockholder and the Buyer, and such determination by the Independent Accountants shall be determinative for purposes of this Section 2.1 and shall be final and binding, absent manifest error. The costs of any such Independent Accountant shall be borne by the Buyer and the Stockholder in inverse proportion as they may prevail on matters resolved by the Independent Accountants, which proportionate allocations shall also be determined by the Independent Accountants at the time the determination of such firm is rendered on the merits of the matters submitted. The Buyer shall immediately pay to the Stockholder any additional amounts determined by the Independent Accountants to be payable to the Stockholder pursuant to this Section 2.1.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to the Buyer as follows:

3.1 Organization; Good Standing. The Company is duly incorporated and validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company is duly qualified or licensed as a foreign corporation or other entity to do business and is in good standing under the Laws of each jurisdiction where the character of its assets and properties or the nature of its business makes such qualification or licensing necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), operations or results of operations of the Company.

3.2 Capitalization.

(a) The Stockholder is delivering to the Company on the date hereof good and valid title to the Company Shares, free and clear of all Liens, other than those imposed by the Buyer and pursuant to the Pledge Agreement (as defined in Section 5.5(b)) and the Security Agreement (as defined in Section 5.5(c)). All outstanding shares of Common Stock of the Company are owned solely by the Stockholder. All of the Company Shares (i) have been duly authorized and validly issued, and (ii) are fully paid and non-assessable.

(b) There are no outstanding rights, options, warrants, stock appreciation rights, redemption rights, calls, or other rights or agreements of any kind that obligate the Company to issue, deliver or sell any shares of capital stock or other securities of the Company.

3.3 Authorization; Binding Obligation. Each of the Company and the Stockholder has all necessary corporate power and authority to execute and deliver this Agreement and each other instrument or document required to be executed and delivered by it pursuant to this Agreement, and to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company and the Stockholder of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of the Company and the Stockholder, and no other corporate proceedings on the part of the Company or the Stockholder are necessary to authorize this Agreement or to consummate the transactions so contemplated herein and therein. This Agreement has been duly and validly executed and delivered by the Company and the Stockholder, and this Agreement constitutes a legal, valid and binding obligation of each such Person, enforceable against each such Person in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors' rights generally and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies (the "Enforceability Exceptions").

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3.4 Consents and Approvals. Except as described on Schedule 3.4 attached hereto, the execution and delivery by the Company and the Stockholder of this Agreement or any other instrument or document required by this Agreement to be executed and delivered by such Person do not, and the performance of this Agreement and any other instrument or document required by this Agreement to be executed and delivered by such Person shall not, require such Person to obtain any Approval of any Person, or to observe any waiting period imposed by, or make any filing with or notification to, any Governmental Authority.

3.5 No Violation. The execution and delivery by the Company and the Stockholder of this Agreement or any other instrument or document required by this Agreement to be executed and delivered by such Person do not, and the performance of this Agreement or any other instrument or document required by this Agreement to be executed and delivered by such Person, will not, (a) conflict with or violate the Organizational Documents of the Company, (b) conflict with or violate any Law or Order applicable to such Person, or by which any of its properties are bound or affected, or (c) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to any other party any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of such Person pursuant to, any Contract to which such Person is a party or is otherwise bound, or any Approval to which such Person is a party or by which such Person or any of its properties are bound or affected.

3.6 Title to Properties. The Company is the sole and exclusive legal and equitable owner of all right, title and interest in, and has good, valid and marketable title to, or has a valid leasehold in or a valid license to use, all of the assets and properties, tangible or intangible, used or held by the Company, free and clear of all Liens.

3.7 Approvals. To the knowledge of the Company, the Company currently holds all Approvals that are required by Law to enable the Company to conduct the business of the Company as heretofore conducted. The Approvals are valid and in full force and effect. To the knowledge of the Company, the Company has, and has had since the Stockholder has owned the Company Shares, all Approvals that are or were necessary in order to operate the Company as heretofore conducted.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Stockholder as follows:

4.1 Formation; Good Standing. The Buyer is duly formed and validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania. The Buyer is duly qualified or licensed as a foreign corporation or other entity to do business and is in good standing under the Laws of each jurisdiction where the character of its assets and properties or the nature of its business makes such qualification or licensing necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, condition (financial or otherwise), operations or results of operations of the Buyer.

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4.2 Authorization; Binding Obligation. The Buyer has all necessary limited liability company power and authority to execute and deliver this Agreement and the Pledge Agreement, and each other instrument or document required to be executed and delivered by the Buyer pursuant to this Agreement, and to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Buyer of this Agreement and the Pledge Agreement, the performance of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of the Buyer and Masood Haider, Ph.D., its sole member, and no other limited liability company proceedings on the part of the Buyer or its sole member are necessary to authorize this Agreement or the Pledge Agreement or to consummate the transactions so contemplated herein and therein. Each of this Agreement and the Pledge Agreement has been duly and validly executed and delivered by the Buyer, and constitutes a legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as limited by the Enforceability Exceptions. When executed and delivered by the Company in accordance with Section 5.5(c) hereof, the Security Agreement will have been duly and validly executed and delivered by the Company and will constitute a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the Enforceability Exceptions.

4.3 Consents and Approvals. No Approval of, or registration, qualification, designation, declaration or filing with, any Governmental Authority or any other Person on the part of the Buyer is required in connection with the consummation of the transactions contemplated by this Agreement, except for such notice filings as are required pursuant to applicable Laws, which filings will be effected within the required statutory period.

ARTICLE V

COVENANTS

5.1 Public Announcements. The Buyer shall not, directly or indirectly, and shall cause the Company to not, directly or indirectly, issue any press release announcing the execution of this Agreement or the transactions contemplated hereby, otherwise make any public statements regarding the transactions contemplated hereby or otherwise disclose any of the contents of this Agreement (each, a "Public Announcement"), without the prior written consent of the Stockholder.

5.2 Tax Matters.

(a) Following the Closing, the Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed by the Company on or after the Closing Date. To the extent permitted by applicable Law, any taxable income with respect to a Pre-Closing Period or Straddle Period shall be offset to the extent of any available carryforward Tax losses. The Buyer shall provide the Stockholder a reasonable opportunity to review and comment on any Tax Return for a Pre-Closing Tax Period or Straddle Period at least thirty (30) days prior to the filing thereof (taking into account any applicable valid extension). The Stockholder shall have the right to review all information used to prepare each such Tax Return. The Buyer and

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the Stockholder agree to consult and resolve in good faith any material issue arising as a result of the Stockholder's review of such Tax Return and mutually agree upon, if possible, the final Tax Return as promptly as possible. Any dispute that cannot be resolved by the parties within ten (10) days shall be resolved by the Independent Accountants. The fees and expenses of the Independent Accountants pursuant to this Section shall be borne by the Buyer and the Stockholder in inverse proportion as they may prevail on matters resolved by the Independent Accountants, which proportionate allocations shall also be determined by the Independent Accountants at the time the determination of such firm is rendered on the merits of the matters submitted.

(b) The Buyer and the Stockholder agree to consult and to exercise joint control over the handling, disposition and settlement of any inquiry, examination or proceeding by a Governmental Authority (or that portion of any inquiry, examination or proceeding by a Governmental Authority) relating to any Tax Returns of the Company filed with respect to any Pre-Closing Tax Period or a portion of any Straddle Period ending on the Closing Date.

(c) The Stockholder shall be entitled to receive, and the Buyer shall pay to the Stockholder, the amount of any Tax refund paid to by the Company that is attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date.

(d) The Stockholder shall pay to the Buyer the amount of all Taxes due with respect to any portion of a Pre-Closing Tax Period or a Straddle Period that constitutes a Pre-Closing Tax Period at least five (5) days prior to the payment thereof by the Buyer or, if later, following demand by the Buyer.

(e) For purposes of determining the Stockholder's obligation to pay to the Buyer the amount of all Taxes due (or to receive a refund) with respect to any portion of a Straddle Period, the portion of any Tax that is attributable to the portion of such Straddle Period ending on the Closing Date shall be:

(i) in the case of income Taxes or Taxes resulting from, or imposed on, sales, receipts, use, transfers or assignments of property, or wages, withholdings, or other payments, the amount that would be payable for such period determined as if the Company filed a Tax Return for the portion of the Straddle Period ending on (and including) the Closing Date, based upon an interim closing of the Company on the Closing Date; <u>provided</u> that for purposes of this paragraph (i), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated between the portion of the Straddle Period ending on (and including) the Closing Date and the portion of the Straddle Period after the Closing Date based on the relative number of days in the relative portions of the Straddle Period as compared to the number of days in the entire Straddle Period; and

(ii) in the case of all other Taxes, an amount equal to (1) the amount of Taxes for the entire Straddle Period <u>multiplied by</u> (2) a fraction (y) the numerator of which is the number of calendar days in the portion of the Straddle Period ending on (and including) the Closing Date and (z) the denominator of which is the number of calendar days in the entire Straddle Period.

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5.3 Mutual Cooperation. From and after the Closing Date, the Stockholder and the Buyer shall use their reasonable efforts to provide to the other party (the "requesting party") such books, records and information and make available to the requesting party such personnel (such party providing such books, records or information or making available such personnel to the requesting party, the "providing party"), in each case as may be reasonably requested in writing by the requesting party, for the purpose of reasonably assisting the requesting party in responding to Governmental Authority or professional inquiries, making required Governmental Authority filings (including Tax filings) or defending or prosecuting any Action relating to or arising out of the conduct of the Company prior to or after the Closing Date, involving any Person.

5.4 Non-Solicitation; Reasonableness.

(a) Non-Solicitation.

(i) For a period of six (6) years following the Closing Date (the "Restricted Period"), without the prior written consent of the Buyer, neither the Stockholder nor any of its Affiliates shall, directly or indirectly, interfere with, or attempt to interfere with, the relations among the Buyer, the Company or any of their respective Affiliates, and any employee, customer, client, patient, vendor, supplier or consultant of the Buyer, the Company or any of their respective Affiliates.

(ii) During the Restricted Period, without the prior written consent of the Stockholder, the Buyer shall not, directly or indirectly, interfere with, or attempt to interfere with, the relations among the Stockholder or any of its Affiliates, and any employee, customer, client, patient, vendor, supplier or consultant of the Stockholder or any of its Affiliates.

(b) Reasonableness.

(i) The Stockholder acknowledges and agrees that (A) the provisions of Section 5.4(a)(i) are necessary and reasonable to protect the goodwill being acquired by the Buyer pursuant to this Agreement; and (B) in the event of a breach of any agreement set forth in Section 5.4(a)(i), the Buyer would suffer substantial irreparable harm and would not have an adequate remedy at law for such breach. In recognition of the foregoing, the Stockholder agrees that in the event of a breach or threatened breach of any of the provisions set forth in Section 5.4(a)(i), in addition to such other remedies as the Buyer may have at Law, without posting any bond or security or requirement for proof of actual damages, the Buyer shall be entitled to seek equitable relief, in the form of specific performance, or temporary, preliminary or permanent injunctive relief, or any other equitable remedy which then may be available.

(ii) The Buyer acknowledges and agrees that in the event of a breach of any agreement set forth in Section 5.4(a)(ii), the Stockholder would suffer substantial irreparable harm and would not have an adequate remedy at law for such breach. In recognition of the foregoing, the Buyer agrees that in the event of a breach or threatened breach of any of the provisions set forth in Section 5.4(a)(ii), in addition to such other remedies as the Stockholder may have at Law, without posting any bond or security or requirement for proof of actual damages, the Stockholder shall be entitled to seek

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equitable relief, in the form of specific performance, or temporary, preliminary or permanent injunctive relief, or any other equitable remedy which then may be available.

(iii) If any provision of this Section 5.4 is held by a Court to be overly broad, that provision will be narrowed to the broadest term permitted by applicable Law and enforced as so narrowed.

5.5 Certain Additional Covenants of the Buyer and the Company.

(a) The Buyer covenants and agrees that it shall operate the business of the Company in good faith and, in furtherance of such obligation, the Buyer shall not directly or indirectly cause the laboratory business of any client of the Company to be diverted, in whole or in part, to any Person, including without limitation any Person in which the Buyer or any Affiliate of the Buyer has any direct or indirect ownership interest or with which the Buyer or any Affiliate of the Buyer has any direct or indirect compensation arrangement. Nothing in this Section is intended to prevent the Buyer, acting in good faith, from terminating the Company's provision of services to any client in the ordinary course of business. In the event that, at any time during the six (6) year period following the date of this Agreement, and at a time when the Buyer has not delivered to the Stockholder, pursuant to Section 2.1 hereof, an amount equal to the Purchase Price Cap, the Buyer desires to dissolve or to liquidate the Company, the Buyer shall first deliver notice of such decision to the Stockholder. At any time during the thirty (30) day period following receipt of such notice, the Stockholder shall be entitled to notify the Buyer that it will take title to the stock of the Company in return for the cancellation of the remaining Purchase Price (a "Purchase Notice"), and the parties shall proceed to close upon such transaction as promptly as practicable. If the Stockholder chooses not to deliver a Purchase Notice, the Buyer may proceed with the dissolution or liquidation of the Company, but the Buyer shall be required to deliver to the Stockholder all net proceeds received by the Buyer or the Company pursuant to such dissolution or liquidation, up to an amount equal to the excess of (i) the Purchase Price Cap, minus (ii) the portion of the Purchase Price, if any, that has been paid by the Buyer to the Stockholder prior to the date of such dissolution or liquidation.

(b) Simultaneous with the execution and delivery of this Agreement, and in order to secure the obligations of the Buyer hereunder, the Buyer is executing and delivering to the Stockholder the Pledge Agreement, substantially in the form attached hereto as Exhibit A, evidencing the pledge of the Company Shares and all additional shares of the capital stock of the Company subsequently issued to the Buyer (the "Pledge Agreement").

(c) Promptly following the Closing Date, the Buyer and the Company shall execute and deliver to the Stockholder a Security Agreement, substantially in the form attached hereto as Exhibit B, and authorize the filing of appropriate UCC-1 filing statements evidencing the grant by the Company to the Stockholder of a security interest in all of the assets of the Company (the "Security Agreement").

(d) In the event that, during the six (6) year period following the date of this Agreement, and at a time when the Buyer has not delivered to the Stockholder, pursuant to Section 2.1 hereof, an amount equal to the Purchase Price Cap, the Buyer desires to sell all of the stock of the Company, or cause the Company to sell substantially all of its assets, in either case

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in a bona fide transaction to an unaffiliated unrelated third party, and in a transaction in which neither the Buyer nor any Affiliate of the Buyer receives any stock or other equity, or any options with respect to any stock or other equity, in the purchaser in such transaction or in any Affiliate of such Purchaser, the Buyer shall deliver to the Stockholder written notice of such proposed transaction, which notice shall include a description of the purchase price, the form of consideration and other material details with respect to the proposed transaction (the "Offer Notice"). At any time during the thirty (30) day period following receipt of such notice (the "ROFR Period"), the Stockholder shall be entitled to notify the Buyer that it will purchase all of the stock or substantially all of the assets, as applicable, of the Company upon the terms contained in the Offer Notice (a "ROFR Purchase Notice"), and the parties shall proceed to close upon such transaction as promptly as practicable. The rights of the Stockholder under the immediately preceding sentence are referred to herein as the "Right of First Refusal." If the Stockholder chooses not to deliver a ROFR Purchase Notice, the Stockholder shall be deemed to have consented to such transaction and shall take all reasonably necessary steps to terminate the Pledge Agreement, to terminate the Security Agreement, and to remove all liens on Company assets arising thereunder; provided that the Buyer has entered into appropriate written agreements with the Stockholder, pursuant to which the Buyer shall deliver to the Stockholder an amount equal to the Consideration received by the Buyer or any Affiliate of the Buyer on account of such transaction, but in no event in excess of (i) the Purchase Price Cap, minus (ii) the portion of the Purchase Price, if any, that has been paid by the Buyer to the Stockholder prior to the date of closing of such transaction. Such Consideration shall be payable upon the closing of such transaction to the extent received by the Buyer or any of its Affiliates at such time, and shall be payable from time to time hereafter as and when received by the Buyer or any of its Affiliates pursuant to the terms of such transaction. As used herein, the "Consideration" received by the Buyer or any Affiliate of the Buyer on account of such transaction shall include all cash (including all contingent or earn-out payments and all other proceeds other than reasonable compensation on account of any employment of Masood Haider, Ph.D. or any other Affiliate of the Buyer by the purchaser in such transaction following the closing thereof) received by the Buyer or any Affiliate of the Buyer pursuant to the terms of such transaction from time to time, as well as a dollar amount equal to the fair market value, as determined by the Stockholder in its reasonable discretion, of all securities and other non-cash assets received by the Buyer or any Affiliate of the Buyer from time to time on account of such transaction. In the event that the Buyer does not close upon the proposed transaction within thirty (30) days after the expiration of the ROFR Period, any proposed transaction described in this Section 5.5(d) shall again be subject to the Right of First Refusal.

(e) In the event that, during the six (6) year period following the date of this Agreement, and at a time when the Buyer has not delivered to the Stockholder, pursuant to Section 2.1 hereof, an amount equal to the Purchase Price Cap, the Buyer desires to (i) sell all of the stock of the Company or sell substantially all of its assets in a bona fide transaction to an unaffiliated or unrelated third party in a transaction in which the Buyer or any Affiliate of the Buyer receives stock or other equity, or any options with respect to any stock or other equity, in the purchaser in such transaction or in an affiliate of such purchaser, or (ii) cause the Company to merge or consolidate with or into any other unaffiliated unrelated third party, and in a bona fide transaction in which the Buyer or any Affiliate of the Buyer continues to own shares or other equity, or options with respect to any stock or other equity, in the surviving entity with respect to such merger or consolidation, the Buyer shall deliver to the Stockholder written notice of such

proposed transaction. Such proposed sale, merger or consolidation shall be subject to the consent of the Stockholder, not to be unreasonably withheld; provided, however, that as conditions to any willingness of the Stockholder to consent to any such proposed sale, merger or consolidation, (i) the Stockholder shall be entitled to require that the Buyer or the unaffiliated or unrelated third party deliver to the Stockholder, upon the closing of such sale, merger or consolidation, a cash payment from the Buyer equal to the excess of (A) the Purchase Price Cap, minus (B) the portion of the Purchase Price, if any, that has been paid by the Buyer to the Stockholder prior to the date of closing of such transaction.

(f) Immediately following the Closing Date, the Buyer shall cause the Company to cease to use, and shall cause the Company's employees to cease to use, all American Express credit cards that are used by personnel of the Company and that are personally guaranteed by Raza Bokhari, M.D. Further, the Buyer shall cause the Company to pay to Dr. Bokhari when due all amounts owed by Dr. Bokhari with respect to such American Express credit cards on account of their use prior to such cessation.

5.6 Reimbursement of Certain Expenses. Upon delivery by the Company to the Stockholder of invoices and documentation of payment with respect to (a) amounts paid by the Company after the Closing Date with respect to the vehicle leases listed on Schedule 5.6 hereto, and (b) amounts paid by the Company with respect to Company audits requested by the Stockholder with respect to periods ending on or prior to the Closing Date, the Stockholder shall promptly pay to the Company an amount equal to the applicable amount paid by the Company on account of any such invoice. The expenses described in this Section 5.6 are collectively referred to herein as the "Reimbursable Expenses."

5.7 Further Assurances. Each party hereby agrees to procure, execute and deliver such other instruments and documents, and to do all such further acts and things, as may be necessary for effecting completely the transfer of the legal and beneficial ownership of the Company Shares to the Buyer, free and clear of all Liens.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification.

(a) Indemnification by the Buyer. From and after the Closing Date, the Buyer and the Company, jointly and severally, shall indemnify, defend and hold harmless the Stockholder, its parent entities, subsidiaries and other Affiliates, its successors and assigns, its predecessors (including without limitation the prior stockholders of the Company) and the respective officers, directors, employees and agents of each of the foregoing (collectively, the "Stockholder Indemnified Persons"), from and against any and all Losses of every kind, nature or description asserted against, or sustained, incurred or accrued directly or indirectly by, the Stockholder Indemnified Persons to the extent that such Losses arise out of or result from or are a consequence of any of the following:

(i) the breach or inaccuracy of any representation or warranty of the

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Buyer contained in this Agreement or the Pledge Agreement, or the breach or inaccuracy of any representation or warranty of the Buyer or the Company contained in the Security Agreement;

(ii) the breach of or non-compliance with any agreement or covenant of the Buyer contained in this Agreement or the Pledge Agreement, or the breach of or non-compliance with any agreement or covenant of the Buyer or the Company contained in the Security Agreement; or

(iii) any Liability incurred by a Stockholder Indemnified Person on account of or attributable to the operation of the Company at any time prior to the date of this Agreement.

(b) Indemnification by the Stockholder. The Stockholder shall indemnify, defend and hold harmless the Buyer and its respective Affiliates, their respective successors and assigns, and the respective officers, directors, employees and agents of each of the foregoing (the "Buyer Indemnified Persons") from and against any and all Losses of every kind, nature or description asserted against, or sustained, incurred or accrued directly or indirectly by, such Buyer Indemnified Person to the extent that such Losses arise out of or result from or are a consequence of any of the following:

(i) the breach or inaccuracy of any representation or warranty of the Stockholder contained in this Agreement;

(ii) the breach of or non-compliance with any agreement or covenant of the Stockholder contained in this Agreement; or

(iii) any Taxes of the Company attributable to any Pre-Closing Tax Period (including any Pre-Closing Tax Period included in a Straddle Period); provided that the Stockholder shall not be liable for any such Taxes for periods in jurisdictions for which the Company did not file Tax Returns for such type of Tax consistent with its business practice.

6.2 Indemnification Process.

(a) Any Buyer Indemnified Person or Stockholder Indemnified Person seeking indemnification under this Article VI (an "Indemnified Person") shall give each party from whom indemnification is being sought (each, an "Indemnifying Person") notice of any matter (a "Notice of Claim") which such Indemnified Person has determined has given rise to or would reasonably be expected to give rise to a right of indemnification under this Agreement, stating the amount of the Loss, if known, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises as promptly as practicable after becoming aware of such matter; provided, however, that the failure so to provide such Notice of Claim will not relieve the Indemnifying Person(s) from any Liability which they may have under this Agreement or otherwise (unless and only to the extent that such failure results in the loss or compromise in any material respect of any material rights or defenses of the Indemnifying Person(s) and the Indemnifying Person(s) was not otherwise aware of such Action). Notwithstanding the foregoing, no claim shall be brought under this Article VI with

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respect to an event of indemnification described in Section 6.1(a)(i) or Section 6.1(b)(i) unless an Indemnified Person, at any time prior to the Survival Date, gives the Indemnifying Person(s) a Notice of Claim with respect to such claim. If a Notice of Claim has been given on or prior to the Survival Date, the relevant representations and warranties shall survive as to such claim until the claim has been finally resolved.

(b) Claims for indemnification hereunder resulting from the assertion of Liability by third parties (each, a "Third Party Claim") shall be subject to the following terms and conditions:

(i) The Indemnified Person may defend any Third Party Claim with counsel of its own choosing, at the Indemnifying Person's cost, and shall act reasonably and in accordance with its good faith business judgment in handling such Third Party Claim. If the Indemnified Person elects not to defend such Third Party Claim, the Indemnified Person shall promptly provide notice to the Indemnifying Person. The Indemnifying Person shall have twenty (20) days following receipt of such notice to advise the Indemnified Person whether the Indemnifying Person accepts the defense of such claim, and the Indemnifying Person shall have no obligation to the Indemnified Person for legal fees incurred by the Indemnified Person after the date of any assumption of the defense by the Indemnifying Person. If the Indemnifying Person determines to accept the defense of such Third Party Claim, it shall defend such Third Party Claim with counsel of its own choice that is reasonably satisfactory to the Indemnified Person and at its own expense, provided that, the Indemnified Person shall have the right to be represented by its own counsel at its own expense. If the Indemnifying Person fails to undertake the defense of or settle or pay any such Third Party Claim within twenty (20) days after the Indemnified Person has given written notice to the Indemnifying Person of the claim, or if the Indemnifying Person, after having given such notification to the Indemnified Person, fails within twenty (20) days, or at any time thereafter, to defend to the reasonable satisfaction of the Indemnified Person, settle or pay such claim, then the Indemnified Person may take any and all necessary action to dispose of such claim at the Indemnifying Person's cost. The Indemnifying Person and the Indemnified Person shall make available to each other and their counsel and accountants all books and records and information relating to any Third Party Claims, keep each other fully apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required to ensure the proper and adequate defense of any and all Third Party Claims.

(ii) The party controlling the defense of a Third Party Claim may settle such Third Party Claim on any terms which it may deem reasonable, provided that, an Indemnifying Person shall not without the Indemnified Person's prior written consent settle or compromise such proceeding, claim or demand, or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Person of a written release from all Liability in respect of such proceeding, claim or demand.

6.3 Survival of Representations, Warranties and Covenants. All representations and warranties contained in Articles III and IV of this Agreement or in any other agreement, exhibit,

schedule, certificate, instrument or other writing delivered by or on behalf of the Buyer, the Company or the Stockholder pursuant to this Agreement shall survive the Closing for a period of two (2) years after the Closing Date. For convenience of reference, the date upon which any representation or warranty shall terminate is referred to herein as the "Survival Date." Unless otherwise expressly set forth in this Agreement, the covenants and agreements set forth in this Agreement shall survive the Closing and remain in effect indefinitely.

ARTICLE VII

MISCELLANEOUS

7.1 Entire Agreement. This Agreement, together with its schedules and exhibits, and all other ancillary agreements, documents and instruments to be delivered in connection herewith, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, either oral or written. Each party to this Agreement acknowledges that no representations, inducements, promises or agreements, orally or otherwise, have been made by any other party, or by anyone acting on behalf of any party, that are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.

7.2 Amendment and Waiver. This Agreement may be amended only by an instrument in writing signed by duly authorized Representatives of each party hereto. At any time prior to the Closing Date, any party hereto may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

7.3 Assignment. No party shall assign or otherwise transfer this Agreement or any of its rights hereunder, or delegate any of its respective obligations hereunder, without the prior written consent of the other parties. Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon the parties hereto, and each of their respective successors, heirs and permitted assigns.

7.4 Legal Fees. In the event that any party hereto brings an action or suit against the other party hereto, or any Affiliate of such other party, with respect to claims alleged under this Agreement, the prevailing party shall be entitled to have and recover of and from the non-prevailing party reasonable attorneys' fees, in no event to exceed Fifty Thousand Dollars ($50,000).

7.5 No Personal Liability. It is the intent of the parties hereto that neither Masood Haider, Ph.D., nor any family member of Dr. Haider, nor the estate of Dr. Haider, shall have any personal liability for the obligations and liabilities of the Buyer under this Agreement, except in the case of fraud on the part of Dr. Haider or any such Person. In furtherance and not in limitation of the foregoing, neither the Stockholder nor any Affiliate of the Stockholder shall pursue any claim against Masood Haider, Ph.D., any family member of Dr. Haider, or the estate

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of Dr. Haider, with respect to any obligation or liability of the Buyer under this Agreement, except in the case of fraud on the part of Dr. Haider or any such Person.

7.6 Waivers. No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party's rights under such provisions at any other time or a waiver of the party's rights under any other provision of this Agreement. No failure by any party to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party. To be effective any waiver must be in writing and signed by the waiving party.

7.7 Governing Law; Venue; Waiver of Jury Trial. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, without giving effect to any choice of law or conflict of law provision or rule that would cause application of the laws of any jurisdiction other than the Commonwealth of Pennsylvania. Each of the parties to this Agreement irrevocably submits to the exclusive jurisdiction of the courts of the Commonwealth of Pennsylvania for the purpose of any Action arising out of or relating to this Agreement. Each of the parties to this Agreement consents to service of process by delivery pursuant to Section 7.11 hereof and agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

7.8 Specific Performance. The rights and remedies of the parties hereto shall be cumulative. The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm. Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to seek specific performance of this Agreement and seek an injunction restraining any such party from such breach or threatened breach.

7.9 Interpretation. The schedules and exhibits attached hereto are an integral part of this Agreement. All schedules and exhibits attached to this Agreement are incorporated herein by this reference and all references herein to this "Agreement" shall mean this Agreement together with all such schedules and exhibits. When a reference is made in this Agreement to Sections, subsections, schedules or exhibits, such reference shall be to a Section, subsection, schedule or exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "herein" and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used

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herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.

7.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

7.11 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested or by facsimile, with confirmation as provided above addressed as follows:

If to Buyer or the Company:

Sanra Laboratories, LLC
3494 Progress Drive
Bensalem, Pennsylvania 19020
Attn: Masood Haider, Ph.D.
Facsimile: 215-245-5241

With a copy to:

Arangio & George, LLP
2000 Market Street, Suite 1440
Philadelphia, PA 19103
Attn: Dennis George, Esq.

If to the Stockholder:

Rosetta Genomics Inc.
3711 Market St., Suite 740
Philadelphia, PA, 19104

With a copy to
Rosetta Genomics Ltd.
10 Plaut St. Rehovot
Israel 76707
Attn: General Counsel

And with a copy to (which shall not constitute notice to the Stockholder):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
Fax: (617) 542-2241
Telephone: (617) 348-3093
Attention: Brian P. Keane, Esq.

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent, (c) in the case of facsimile transmission, upon confirmed receipt, and (d) in the case of mailing, on the second Business Day following the date on which the piece of mail containing such communication was posted.

7.12 Representation by Counsel; Construction. Each party hereto acknowledges that it has been advised by legal counsel retained by such party in its sole discretion. Each party acknowledges that such party has had a full opportunity to review this Agreement and all related exhibits, schedules and ancillary agreements and to negotiate any and all such documents in its sole discretion, without any undue influence by any other party hereto or any third party. The parties have participated jointly in the negotiations and drafting of this Agreement and in the event of any ambiguity or question of intent or interpretation, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

7.13 Waivers. No waiver by any party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of the party's rights under such provisions at any other time or a waiver of the party's rights under any other provision of this Agreement. No failure by any party to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party's right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by the other party. To be effective any waiver must be in writing and signed by the waiving party.

[*Signature Page Follows*]

NOW THEREFORE, the parties hereto have caused this Stock Purchase Agreement to be executed by their duly authorized representatives as of the date first written above.

BUYER:

SANRA LABORATORIES, LLC

By: /S/
Name: Masood Haider, Ph.D., Managing Member

COMPANY:

PARKWAY CLINICAL LABORATORIES, INC.

By: Amir
Name: Amir Avniel
Title: President

STOCKHOLDER:

ROSETTA GENOMICS, INC.

By: Amir [signature]
Name: Amir Avniel [signature]
Title: CEO

SCHEDULE A

TABLE OF DEFINITIONS

"Action" means any suit, action, arbitration, cause of action, claim, complaint, criminal prosecution, investigation, governmental or other administrative proceeding, whether at law or at equity, before or by any Court or Governmental Authority, before any arbitrator or other tribunal.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person; including, without limitation, any partnership or joint venture in which the Company (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 20% or more; and "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or other securities, as trustee or executor, by contract or credit arrangement or otherwise.

"Approval" means any license, permit, consent, approval, authorization, registration, filing, waiver, qualification or certification, including all pending applications therefor or renewals thereof.

"Business Day" means any day other than a Saturday, Sunday or day on which banks are permitted to close in the State of New York.

"Contract" means any written or oral contract, agreement, license, lease, arrangement, understanding, commitment or other instrument, and all amendments, modifications and supplements thereto.

"Court" means any court or arbitration tribunal of any country or territory, or any state, province or other subdivision thereof.

"Governmental Authority" means any governmental agency, authority, department, commission, board, bureau, Court or instrumentality of any country or territory, and any state, province, subdivision or agency thereof, and includes any authority having governmental or quasi-governmental powers, including any administrative agency or commission.

"Laws" means all laws, statutes, codes, written policies, licensing requirements, ordinances and Regulations of any Governmental Authority including all Orders having the effect of law in each such jurisdiction.

"Liabilities" means any liability, obligation or commitment of any kind or nature, whether primary or secondary, direct or indirect, absolute or contingent, known or unknown, accrued or not accrued, or otherwise.

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"Lien" means any mortgage, pledge, security interest, attachment, easement, restriction, encumbrance, lien (statutory or otherwise), option, conditional sale agreement, right of first refusal or right of first offer (including any agreement to give any of the foregoing).

"Losses" means losses, damages, Liabilities, demands, taxes, sanctions, deficiencies, assessments, judgments, costs, interest, penalties and expenses (including, without limitation, reasonable attorneys' fees, which shall include a reasonable estimate of the allocable costs of in-house legal counsel and staff).

"Order" means any judgment, order, writ, injunction, ruling, decision or decree of, or any settlement under the jurisdiction of any Court or Governmental Authority.

"Organizational Documents" means, with respect to any corporation, those instruments that at the time constitute its corporate charter as filed or recorded under the Laws of the jurisdiction of its incorporation, including the articles or certificate of incorporation, organization or association, and its by-laws or memorandum of association, in each case including all amendments thereto, as the same may have been restated and, with respect to any other entity, the equivalent organizational or governing documents of such entity.

"Person" means an individual, corporation, partnership, association, trust, unincorporated organization, limited liability company or other legal entity.

"Pre-Closing Tax Period" means any taxable period or portion thereof ending on or prior to the Closing Date.

"Regulation" means any rule or regulation of any Governmental Authority.

"Representatives" means, with respect to any Person, such Person's Affiliates, directors, officers, employees, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

"Straddle Period" means any Tax year or period beginning on or before the Closing Date and ending after the Closing Date.

"Tax Returns" means any and all returns, declarations, reports, claims for refunds and information returns or statements relating to Taxes, including all schedules or attachments thereto and including any amendment thereof, required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

"Taxes" means all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any Governmental Authority, including but not limited to those on or measured by or referred to as income, franchise, profits, gross receipts, capital, *ad valorem*, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, health insurance, utility, severance, production, excise, stamp, occupation,

premiums, windfall profits, transfer and gains taxes, and interest, penalties and additions to tax imposed with respect thereto.

SCHEDULE 3.4

CONSENTS AND APPROVALS

The Company must deliver written notification of the transaction to the Pennsylvania Department of Health, Bureau of Laboratories within 30 days of the closing of the transaction.

Under applicable CLIA and state licensure rules and regulations, the Company must deliver written notification of the transaction to the appropriate Medicare contractor within 30 days of the closing of the transaction.

The Company must deliver written notification of the transaction within a reasonable amount of time before or after the closing to the New Jersey Medicaid agency.

The Company must deliver written notification of the transaction as soon as possible after the closing to the Pennsylvania Medicaid agency.

Under Section II(A)(15) of the CBH – Provider Agreement, dated March 1, 2008, between the Company and Community Behavioral Health, the Company covenanted and agreed to disclose to CBH in writing the name of any person or entity having a direct or indirect ownership interest of 5% or more in the Company. Such disclosure must be made within five days after the Closing Date.

Under Section 4.7 of the Agreement, dated January 15, 2005, between the Company and Micro Merchant Systems, Inc., the Company must deliver notice of a change of ownership with respect to the Company at least 15 days prior to the effective date of the ownership change.

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SCHEDULE 5.6

VEHICLE LEASES

Motor Vehicle Lease Agreement, dated June 18, 2007, with respect to the Company's lease of a 2007 Land Rover Range Rover.

Motor Vehicle Lease Agreement, dated August 24, 2007, with respect to the Company's lease of a 2007 Honda Accord.

Motor Vehicle Lease Agreement, dated August 14, 2008, with respect to the Company's lease of a 2008 Honda Civic.

Motor Vehicle Lease Agreement, dated October 7, 2008, with respect to the Company's lease of a 2008 Honda CRV.

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